Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 15 DATED MARCH 8, 2012
TO THE PROSPECTUS DATED APRIL 25, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 25, 2011, as supplemented by supplement no. 1 dated April 25, 2011, supplement no. 2 dated April 25, 2011, supplement no. 3 dated May 10, 2011, supplement no. 4 dated July 29, 2011, supplement no. 5 dated August 12, 2011, supplement no. 6 dated September 30, 2011, supplement no. 7 dated October 4, 2011, supplement no. 8 dated October 24, 2011, supplement no. 9 dated November 8, 2011, supplement no. 10 dated January 4, 2012, supplement no. 11 dated January 25, 2012, supplement no. 12 dated February 9, 2012, supplement no. 13 dated February 14, 2012 and supplement no. 14 dated February 17, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the refinance of Legacy at Valley Ranch.
Legacy at Valley Ranch Refinance
On March 7, 2012, we, through an indirect wholly-owned subsidiary, KBS Legacy Partners Dakota Hill LLC (the “Valley Ranch Owner”), refinanced the mortgage loan secured by a 504-unit Class A apartment complex located in the Valley Ranch community of Irving, Texas, (“Legacy at Valley Ranch”) and entered into a seven-year multifamily note with CBRE Capital Markets, Inc. (the “Lender”) for borrowings of $32.5 million (the “Valley Ranch Mortgage Loan”), which represented approximately 70% of the Lender’s appraised value for Legacy at Valley Ranch.  The Valley Ranch Mortgage Loan matures on April 1, 2019 and bears interest at a fixed rate of 3.93%.  Monthly payments are initially interest-only. Beginning on May 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  We have the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium unless the loan is securitized, in which case, the loan cannot be prepaid until six months prior to maturity, but is defeasible subject to certain conditions. The loan is fully assumable by a subsequent purchaser of Legacy at Valley Ranch.  We used the proceeds from the Valley Ranch Mortgage Loan to repay in full an existing mortgage loan secured by Legacy at Valley Ranch with an outstanding principal balance of $22.6 million and to further enhance our liquidity.
KBS Legacy Partners Properties LLC (“KBSLPP”) is providing a limited guaranty of the Valley Ranch Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Valley Ranch Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Valley Ranch Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Valley Ranch Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Valley Ranch Owner under the Valley Ranch Mortgage Loan.

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